Filed Pursuant to Rule 424(c)
                                Relating to Registration Statement No. 333-13469

                           TITAN PHARMACEUTICALS, INC.
                         SUPPLEMENT DATED JUNE 16, 1997
                TO REGISTRATION STATEMENT DATED DECEMBER 2, 1996

     This supplement should be read in conjunction with the Prospectus dated December 2, 1996 contained in Registration Statement No. 333-13469 (the "Old Registration Statement") of Titan Pharmaceuticals, Inc., a Delaware corporation (the "Company"), including the exhibits thereto.

Agreement with Hoechst Marion Roussel, Inc.

     On January 9, 1997, the Company entered into an agreement with Hoechst Marion Roussel, Inc. ("HMRI") pursuant to which the Company was granted an exclusive, worldwide license to develop, manufacture, sell and/or sublicense the antipsychotic agent Iloperidone. The agreement required the Company to pay HMRI an upfront license fee of $9.5 million payable as follows: (i) $2 million in cash on January 20, 1997; (ii) $5.5 million in common stock of the Company (594,595 shares) on January 20, 1997 and (iii) $2 million in cash to be paid on July 18, 1997. The agreement provides for future payments to HMRI contingent upon the achievement of product development regulatory milestones and HMRI will be entitled to a royalty on net sales of the product. HMRI was granted registration rights commencing in September 1997.

Ingenex sale of GSX System

     On June 4, 1997, Ingenex, Inc., a majority-owned subsidiary of the Company, completed the sale of its GSX System, a research technology, and certain fixed assets to Pharmaceutical Product Development, Inc. for $8,722,500 in cash and the assumption of certain lease liabilities. The following sets forth the condensed consolidated balance sheet of the Company at March 31, 1997 giving pro forma effect to the consummation of the sale:

                                                                                                        Pro Forma
                                                              At March 31, 1997    Adjustments(1)    at March 31, 1997
                                                              -----------------    --------------    -----------------
                                                                 (unaudited)                            (unaudited)
Assets
Current assets:
  Cash and cash equivalents                                     $  3,365,609         7,634,775          $ 11,000,384
  Short-term investments                                           4,500,000                               4,500,000
  Prepaid expenses and other current assets                          213,755                                 213,755
  Receivable from Ansan Pharmaceuticals, Inc.                        136,915                                 136,915
                                                                ------------                            ------------
        Total current assets                                       8,216,279                              15,851,054
Furniture and equipment, net                                         734,982          (422,195)              312,787
Deferred financing costs                                              84,787           (84,787)                 --
Note receivable from Ansan Pharmaceuticals, Inc.                   1,000,000                               1,000,000
Investment in Ansan Pharmaceuticals, Inc.                            310,815                                 310,815
Other assets                                                         280,092          (125,344)              154,748
                                                                ------------                            ------------
                                                                $ 10,626,955                            $ 17,629,404
                                                                ============                            ============
Liabilities and Stockholders' Equity Current liabilities:
  Accounts payable                                              $    706,746                            $    706,746
  License fee payable                                              2,000,000                               2,000,000
  Accrued legal fees                                                 516,946           100,000               616,946
  Accrued sponsored research                                          92,811                                  92,811
  Other accrued liabilities                                          432,017           582,651             1,014,668
  Current portion of capital lease obligations                       276,143          (276,143)                 --
  Current portion of technology financing - Ingenex, Inc.            591,652          (591,652)                 --
                                                                ------------                            ------------
        Total current liabilities                                  4,616,315                               4,431,171
Noncurrent portion of capital lease obligation                       408,501          (408,501)                 --
Noncurrent portion of technology financing - Ingenex, Inc.           562,600          (562,600)                 --
                                                                ------------                            ------------
Total liabilities                                                  5,587,416                               4,431,171
Commitments
Minority interest - Series B preferred stock of Ingenex, Inc.      1,241,032                               1,241,032
Guaranteed security value                                          5,500,000                               5,500,000
Stockholders' equity (net capital deficiency):
  Common stock, at amounts paid in                                49,622,782                              49,622,782
  Additional paid-in capital                                       6,521,353                               6,521,353
  Deferred compensation                                             (587,160)                               (587,160)
  Deficit accumulated during the development stage               (57,258,468)        8,158,694           (49,099,774)
                                                                ------------                            ------------
        Total stockholders' equity (net capital deficiency)       (1,701,493)                              6,457,201
                                                                ------------                            ------------
                                                                $ 10,626,955                            $ 17,629,404
                                                                ============                            ============

--------------
(1) Reflects the use of a portion of the proceeds to repay all outstanding amounts owed under a technology financing arrangement. Additionally, the Company has provided for certain accrued liabilities aggregating $683,000 in connection with the sale, including severance payments, legal fees and other items.


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